

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2012

Via E-mail
Edward Woodward
Executive Vice Chairman and Director
Manchester United Ltd.
Old Trafford
Manchester M16 ORA
United Kingdom

> **Re: Manchester United Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed July 30, 2012**
> **File No. 333-182535**

Dear Mr. Woodward:

We have received your amended filing and your response to our comment letter dated July 19, 2012 and have the following additional comments.

Risk Factors, page 18

We believe that we will be treated as a US domestic corporation, page 38

1. We note your response to our prior comment 7 and reissue in part. Please advise, with a view towards revised disclosure in this risk factor, whether the reorganization transaction was structured in this manner to provide any tax benefits to your principal shareholder.

Sponsorship, page 91

Shirt sponsor, page 93

2. We note your disclosure in the Recent Developments section on page 7 that you have entered into a new shirt sponsorship agreement with General Motors for the Chevrolet brand. Please revise this section to discuss in greater detail the new shirt sponsorship agreement with General Motors. Please include enough details, financial and otherwise, so that investors can understand how this new agreement will affect your business and operations, and specifically your sponsorship revenue, going forward.

Part II

Item 8. Exhibits and Financial Statement Schedules, page II-2

3. Both your positioning of the disclosure of the new shirt sponsorship agreement with General Motors for the Chevrolet brand in the Recent Developments section on page 7 and news articles we have reviewed suggest that this agreement should be filed as an exhibit to this registration statement. Please file it or explain why you believe it is not required to be filed.

Exhibit 5.1

4. Please have counsel revise the opinion, and specifically the first paragraph, to clarify the dual nature of the offering. In this regard, we note that the first paragraph should be revised to more clearly distinguish between the Class A ordinary shares being offered by the company and the Class A ordinary shares being offered by the selling shareholder to include any over-allotment shares.

5. Please have counsel revise the first numbered opinion to opine that (i) the Class A ordinary shares being offered by the company will be legally issued, fully paid and non-assessable and (ii) the Class A ordinary shares being offered by the selling shareholder, to include any over-allotment shares, are legally issued, fully paid and non-assessable. Refer to Staff Legal Bulletin No. 19 dated October 14, 2011 for guidance. Specifically, refer to Sections II.B.1.c and II.B.2.h for guidance on the substance of legality opinions related to shares of capital stock of foreign corporate registrants and for registration statements that register the resale of shares that are already outstanding.

6. Please have counsel delete the fourth and ninth numbered assumptions.

Schedule 1

7. Please have counsel revise Schedule 1 to fill in certain omitted information and to reference the correct dates of the registration statement and prospectus reviewed by counsel. In this regard, we note that Section 3(a) of Schedule 1 includes a bracket and Sections 3(a) and (b) of Schedule 1 reference a registration statement and prospectus dated July 23, 2012 which was not filed by the company with the Commission.

8. Refer to Section 3(a). We note that the prospectus covers offers by the company and the selling shareholder. Please have counsel revise as applicable.

Exhibit 8.1

9. Please have counsel revise the first paragraph to reference the correct par value of the company's Class A ordinary shares. In this regard, we note that the most recent amendment discloses a par value of $0.0005 per share.

10. We note that counsel has provided a short-form tax opinion. We also note counsel's statement in the second paragraph on page 2 that it is counsel's "opinion that the statements in the Registration Statement under the caption 'Material US Federal Income Tax Consequences,'… constitute accurate summaries of the matters described therein in all material respects." Please have counsel revise to state clearly in its short-form tax opinion that the disclosure in the Material US Federal Income Tax Consequences section of the prospectus is counsel's opinion.

11. Please refer to the fifth paragraph on page 2. Investors are entitled to rely on the opinion expressed. Please have counsel delete the phrase "upon the understanding that we are not hereby assuming professional responsibility to any other person whatsoever."

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680, Justin Dobbie, Legal Branch Chief, at (202) 551-3469 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Marc D. Jaffe, Esq.